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John A. Bick

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4350 tel 212 701 5350 fax john.bick@davispolk.com

December 2, 2016

Mr. Jay E. Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4631

Re:	Chemtura Corporation Preliminary Merger Proxy Statement on Schedule 14A Filed November 4, 2016 File No. 1-15339

Dear Mr. Ingram:

On behalf of our client, Chemtura Corporation, a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Preliminary Merger Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) contained in the Staff’s letter dated November 30, 2016 (the “Comment Letter”).

In conjunction with this letter, the Company is filing via EDGAR, for review by the Staff, an amendment to the Preliminary Proxy Statement (“Amendment No. 1”), and we have enclosed three “clean” copies of Amendment No. 1 as well as three copies that are marked to show changes from the Preliminary Proxy Statement.

Set forth below are the Company’s responses to the Staff’s comments.  For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments. Unless otherwise indicated, page number references in the response below correspond to the page numbers in Amendment No. 1.

Regulatory Clearances and Approvals Required for the Merger

1.              As appropriate, please update the status of required regulatory clearances and approvals.

Response:                                        In response to the Staff’s comment, the Company has included in Amendment No. 1 an update on the status of the required regulatory clearances and approvals. See pages 5, 6, 80 and 81.

Summary of Financial Analyses

2.              Please explain the meaning of the following terms:

•                  OPEB liability,

•                  NTM,

•                  CAPM, and

•                  LTM

Response:                                        In response to the Staff’s comment, the Company has included in Amendment No. 1 an explanation of the identified terms in the disclosures in this section. See pages 62, 64 and 65.

Certain Financial Projections

3.              Notwithstanding the disclaimer on page 70 that “[ne]ither Chemtura nor any of its affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Pre-Risk Adjusted Long Range Forecast and the Risk Adjusted Long Range Forecast,” we remind that you are responsible for the information included in the proxy statement, which includes consideration of whether additional disclosure of material information about the financial projections is required to make the statements included in the proxy statement not misleading. Please revise.

Response:                                        We confirm on behalf of the Company that it acknowledges that it is responsible for considering whether additional disclosures of material information are required to make statements included in its proxy statement not misleading.  The Company notes that it is not aware of any material information that has not been disclosed that is required to make the statements in the proxy statement not misleading.

Accordingly, in response to the Staff’s comment, the Company has revised the sentence containing the statement on page 70 of the Preliminary Proxy Statement indicating that “neither Chemtura nor any of its affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Pre-Risk Adjusted Long Range Forecast and the Risk Adjusted Long Range Forecast” to read as follows: “Because the Pre-Risk Adjusted Long Range Forecast and the Risk Adjusted Long Range Forecast are based on numerous assumptions (including the material assumptions described above) and the Pre-Risk Adjusted Long Range Forecast was designed as a tool for setting goals related to revenue and profitability growth (also as described above), the

Company cautions investors that future results may be materially different from those forecast.”

Explanatory Note Regarding the Merger Agreement

4.              Notwithstanding the inclusion of disclaimers, you are responsible for considering whether additional disclosure of material information about material contractual provisions of the merger agreement are required in order to make the statements included in the proxy statement not misleading. Please revise to acknowledge that, if specific material facts exist that contradict the representations, warranties, or covenants contained in the merger agreement, you have provided current and corrective disclosure. Additionally, please address the following matters in your revised proxy statement:

•                  [t]he statement that the merger agreement and the related summary should not be relied upon as disclosures regarding any facts and circumstances relating to Chemtura or any of its subsidiaries or affiliates suggests that the merger agreement does not constitute public disclosure under the federal securities laws. Please revise to remove any potential implication that the merger agreement does not constitute publicdisclosure under the federal securities laws of the United States.

•                  [t]he statement that the representations, warranties, and covenants contained in the merger agreement were made only for purposes of the merger agreement and were made solely for the benefit of the parties to the merger agreement suggests that the merger agreement does not constitute public disclosure under the federal securities laws of the United States. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

•                  [w]here you state that information concerning the subject matter of the representations, warranties, and covenants contained in the merger agreement may change after the date of the merger agreement and subsequent information may or may not be fully reflected in Chemtura’s public disclosures, please clarify that Chemtura’s public disclosures will include any material information necessary to provide Chemtura’s stockholders a materially complete understanding of the merger agreement disclosures.

Response:                                        We confirm on behalf of the Company that it has considered whether additional specific disclosures about material contractual provisions of the merger agreement are needed in the proxy statement to make the proxy statement not misleading and has concluded that no additional disclosure is required.

In addition, we confirm that the description of the merger agreement contained in the proxy statement is intended to constitute disclosure under the federal securities laws describing the terms and conditions of the transactions contemplated by the merger agreement and the allocation of rights and responsibilities as between the parties to the merger agreement.  The Company has revised the disclosure on page 83 of Amendment No. 1, including with respect to each of the sections noted by the Staff in its comments, to reflect this.

Finally, we confirm on behalf of the Company that it currently does not consider any of the facts set forth in the disclosure schedule that operate as qualifications to the representations and warranties to be material.  However, the Company has included disclosure on page 83 of Amendment No. 1 that if material facts arise that contradict the representations, warranties or covenants contained in the merger agreement, the Company will supplement its disclosure.

Other

5.              Please include a form of proxy when you file a revised preliminary proxy statement.

Response:                                        In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has included the form of proxy in Amendment No. 1.  See the last two pages of Amendment No. 1.

*  *  *  *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Proxy, notwithstanding any review, comments, action or absence of action by the Staff, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter.  Please do not hesitate to contact me at (212) 450-4350 or john.bick@davispolk.com or my colleague Jesse Kramer at (212) 450-4869 or jesse.kramer@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ John A. Bick
John A. Bick